SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                        The United Illuminating Company
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                               (Name of Issuer)

                          Common Stock, no par value
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                        (Title of Class of Securities)

                                    910637
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                                (CUSIP Number)

                                 Terry Kasuga
                               Chase Enterprises
            One Commercial Plaza, Hartford, Connecticut 06103-3585
                                 (860) 549-1674
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 1, 1997
   -------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of Rule 13d-1(b)(3) or (4), check the following box /   /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                       (Continued on the following pages)

                              (Page 1 of 10 Pages)

CUSIP No. 910637

  1   NAME OF REPORTING PERSONS
      IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      David T. Chase

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) / /
                                                               (b) /X/

  3   SEC USE ONLY

  4   SOURCE OF FUNDS*
      00


  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) OR 2(e)                                                 / /

  6   CITIZENSHIP OR PLACE OF ORGANIZATION
      U.S.

          NUMBER OF          7    SOLE VOTING POWER
           SHARES                 0 shares
        BENEFICIALLY         8    SHARED VOTING POWER
        OWNED BY EACH             0 shares
          REPORTING          9    SOLE DISPOSITIVE POWER
           PERSON                 0 shares
            WITH             10   SHARED DISPOSITIVE POWER
                                  750,000 shares

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      750,000 shares

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                              /X/

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.3%

 14   TYPE OF REPORTING PERSON*
      IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                 AMENDMENT NO. 1 TO STATEMENT ON SCHEDULE 13D

     The reporting person hereby amends in part his Statement on Schedule 13D dated September 26, 1997 (the "Initial Schedule 13D") with respect to the common stock, no par value (the "Common Stock"), of The United Illuminating Company ("UI"). This amendment amends only those portions of the information previously reported that have changed since the prior filing.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Each of the shares of Common Stock beneficially owned by the reporting person are owned beneficially and in the name of one of (i) Rhoda L. Chase, the reporting person's wife, (ii) Cheryl A. Chase, the reporting person's daughter, (iii) Arnold L. Chase, the reporting person's son, and (iv) The Darland Trust (the "Trust"), a trust whose beneficiaries are Cheryl A. Chase and her children. Such beneficial owners are collectively referred to herein as the "Owners". The reporting person's beneficial ownership of these shares of Common Stock arises solely from the fact that he shares the power to dispose or direct the disposition of such shares of Common Stock with the Owner of such shares, as described under
Item 5 hereto and Item 6 of the Initial Schedule 13D. The reporting person's beneficial ownership of Common Stock increased as a result of purchases of Common Stock by certain of the Owners, as described below. Each of the shares of Common Stock so purchased is held in a brokerage account to which a Trading Authorization described in Item 6 of the Initial
Schedule 13D relates.

          Rhoda L. Chase purchased an aggregate of 47,500 shares of Common Stock in open market transactions from October 8, 1997 through December 1, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set fourth on Schedule I hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $1,859,875. The funds to purchase such shares of Common Stock were personal funds of Rhoda L. Chase.

          Cheryl A. Chase purchased an aggregate of 55,000 shares of Common Stock in open market transactions from October 8, 1997 through December 3, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set forth on Schedule II hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,141,215. The funds to purchase such shares of Common Stock were personal funds of Cheryl A. Chase.

          Arnold L. Chase purchased an aggregate of 55,000 shares of Common Stock in open market transactions from October 8, 1997 through December 3, 1997. Some of these transactions were effected by the reporting person for the account of the Owner. All such transactions are set forth on Schedule III hereto, which is incorporated herein by reference. The aggregate consideration (including commissions) for all such purchases was $2,141,215. The funds to purchase such shares of Common Stock were personal funds of Arnold L. Chase.


Item 4.   PURPOSE OF TRANSACTION.

          The Owners are holding the 750,000 shares of Common Stock they own for investment purposes. Based on their ongoing evaluation of the business, prospects and financial condition of UI, the market for and price of the Common Stock, other opportunities available to them, offers for their shares of Common Stock, general economic conditions and other future developments, the Owners reserve the right to change their plans and intentions at any time, as they deem appropriate. In particular, the Owners may decide to sell or seek the sale of all or part of their present or future beneficial holdings of Common Stock, or may decide to acquire additional Common Stock, or securities convertible into or exchangeable for Common Stock, either in the open market, in private transactions, or by any other permissible means. They may also decide to enter into derivative transactions relating to the Common Stock. Any such transactions may be effected at any time and from time to time. The reporting person reserves the same rights and may make the same evaluations as the Owners.

          Other than the above, as of the date hereof, the reporting person does not have any plans or proposals that relate to or would result in any of the following:

     (a) The acquisition by any person of additional securities of UI, or the disposition of securities of UI;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving UI or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of UI or any of its subsidiaries;

     (d) Any change in the present board of directors or management of UI, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of UI;

     (f) Any other material change in UI's business or corporate structure;

     (g) Changes in UI's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of UI by any person;

     (h) Causing a class of securities of UI to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of UI becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"); or

     (j)  Any action similar to any of those enumerated above.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the reporting person beneficially owns 750,000 shares of Common Stock, representing approximately 5.3% of the 14,101,291 shares of Common Stock reported to be outstanding as of September 30, 1997 (as reported in UI's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997).

     This schedule does not relate to, and, in accordance with Rule 13d-4 under the Exchange Act, the reporting person expressly declares that the filing of this statement shall not be construed as an admission that he is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of the 175,000 shares of Common Stock, or 1.2% of the Common Stock reported to be outstanding as of September 30, 1997, owned by American Ranger, Inc. ("American Ranger"), a company which is owned and controlled by the Chase family. American Ranger is a wholly-owned subsidiary of D.T. Chase Enterprises, Inc. ("DTCE"), a holding company for various Chase family interests. David T. Chase, Arnold L. Chase and Cheryl A. Chase are the directors and executive officers of American Ranger and the directors and three of the executive officers of DTCE. All of the outstanding stock of DTCE is owned by David T. Chase (33.95%), Rhoda L. Chase (2.21%), Arnold
L. Chase (9.34%), Cheryl A. Chase (14.74%), five trusts for the benefit of Arnold L. Chase's children and two trusts for the benefit of Arnold L. Chase, his spouse and/or his children, of which Stanley N. Bergman and Arnold L. Chase are co-trustees (20.15% in the aggregate), and five trusts for the benefit of Cheryl A. Chase's children and two trusts for the benefit of Cheryl A. Chase and/or her children, of which Stanley N. Bergman and Cheryl A. Chase are co-trustees (19.61% in the aggregate).

     (b) The reporting person does not have the sole or shared power to vote or direct the vote of any shares of Common Stock. The reporting person shares the power to dispose or to direct the disposition of the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase with Rhoda L. Chase,
(ii) 79,000 shares of Common Stock owned by Cheryl A. Chase with Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase with Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust with the Trust.

     Rhoda L. Chase's residence is at 96 High Ridge Road, West Hartford Connecticut 06117. She is not employed. Cheryl A. Chase is Vice President and General Counsel of DTCE. Arnold L. Chase is Executive Vice President of DTCE. Cheryl A. Chase and Arnold L. Chase's business address and the principal business address of DTCE is: D.T. Chase Enterprises, Inc., One Commercial Plaza, Hartford, Connecticut 06103. Rhoda L. Chase, Cheryl A. Chase and Arnold L. Chase are citizens of the United States of America.

     The Trust is a trust for which Rothschild Trust Cayman Limited serves as trustee and of which Cheryl A. Chase and her children are the beneficiaries. The Trust's address is FBO: The Darland Trust, P.O. Box 472, St. Peter's House, Le Bordage, St. Peter Port, Guernsey GYI6AX, Channel Islands. The Trust is an entity of the Cayman Islands.

     During the past five years, none of the Owners has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, none of the Owners has been a party to a civil proceeding of a judicial or an administrative body of competent jurisdiction and as a result of such proceeding is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (c) All transactions in the Common Stock effected by the reporting person and the Owners in the past 60 days are set forth on Schedules I-III hereto, which are incorporated herein by reference. All such transactions were open market purchases of Common Stock.

     (d) Each of the reporting person and, with respect to the (i) 300,000 shares of Common Stock owned by Rhoda L. Chase, Rhoda L. Chase, (ii) 79,000 shares of Common Stock owned by Cheryl A. Chase, Cheryl A. Chase, (iii) 225,000 shares of Common Stock owned by Arnold L. Chase, Arnold L. Chase and (iv) 146,000 shares of Common Stock owned by the Trust, the Trust, has the power to direct the dividends from, and the proceeds from the sale of, all of the shares of Common Stock owned by the reporting person. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the reporting person.

     (e)  Not applicable.

                             SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:    December 8, 1997
                                    /s/ David T. Chase
                                    David T. Chase

                            SCHEDULE I

          Transactions in The United Illuminating Company
                  Common Stock by Rhoda L. Chase

      DATE           ACTION           PRICE          SHARES
10/08/97         Buy                 37.567             7,200
10/08/97         Buy                 37.790             2,800
10/21/97         Buy                 38.995             8,800
10/21/97         Buy                 38.698             1,200
10/23/97         Buy                 38.000             5,000
10/23/97         Buy                 37.875               500
10/28/97         Buy                 37.563               500
10/28/97         Buy                 37.500             2,000
11/25/97         Buy                 39.031             1,000
11/26/97         Buy                 40.008             5,100
11/28/97         Buy                 40.634             2,000
12/01/97         Buy                 40.750            11,400
                                     TOTAL             47,500

                            SCHEDULE II

          Transactions in The United Illuminating Company
                 Common Stock by Cheryl A. Chase


      DATE           ACTION           PRICE          SHARES
10/08/97         Buy                 37.567            5,400
10/08/97         Buy                 37.790            2,100
10/21/97         Buy                 38.995            7,500
10/24/97         Buy                 38.113            5,000
10/27/97         Buy                 37.858            7,750
10/28/97         Buy                 37.563            7,250
11/26/97         Buy                 40.008           10,000
12/01/97         Buy                 40.750            8,400
12/03/97         Buy                 40.689            1,600
                                     TOTAL            55,000

                            SCHEDULE III

           Transactions in The United Illuminating Company
                   Common Stock by Arnold L. Chase

      DATE           ACTION           PRICE          SHARES
10/08/97         Buy                 37.567             5,400
10/08/97         Buy                 37.790             2,100
10/21/97         Buy                 38.995             7,500
10/24/97         Buy                 38.113             5,000
10/27/97         Buy                 37.858             7,750
10/28/97         Buy                 37.563             7,250
11/26/97         Buy                 40.008            10,000
12/01/97         Buy                 40.750             8,400
12/03/97         Buy                 40.689             1,600
                                     TOTAL             55,000